EX-FILING FEES

Calculation of Filing Fee Tables

Amendment to Schedule TO

(Form Type)

IDR Core Property Index Fund Ltd
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$295,374	(1)	0.01102%	$32.55	(3)
Fees Previously Paid	$1,476,890	(2)		$162.75	(2)(3)
Total Transaction Valuation	$295,374
Total Fees Due for Filing				$32.55
Total Fees Previously Paid				$162.75
Total Fee Offsets
Net Fee Due				$0

(1)	Calculated as the aggregate maximum purchase price for shares.

(2)	Calculated as the aggregate maximum purchase price for shares contemplated as of the time the initial Schedule TO was filed on November 23, 2022.

(3)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023, equals $110.20 per million dollars of the value of the transaction.